PROSPECTUS	Filed pursuant to Rule 424(b)(3) Registration No. 333-123697

ALLEGHENY ENERGY, INC.

24,749,009 shares of common stock

Allegheny Capital Trust I (the “Trust”) originally issued 11 7/8% Mandatorily Convertible Trust Preferred Securities (the “preferred securities”) in a private placement on July 24, 2003. This prospectus relates to resales of shares of the common stock of Allegheny Energy, Inc. (“AE”) issued upon tender or conversion of the preferred securities by the selling securityholders named under the caption “Selling Securityholders” in this prospectus or in a prospectus supplement (the “commmon stock” or the “securities”).

AE’s common stock is listed for trading on the New York Stock Exchange (the “NYSE”), the Pacific Stock Exchange and the Chicago Stock Exchange under the symbol “AYE.” On September 9, 2005, the last reported sale price of the common stock on the NYSE was $30.35 per share.

AE will not receive any of the proceeds from the sale of the securities by the selling securityholders. AE will bear all costs, fees and expenses incurred in connection with the registration of the securities registered hereby. The securities covered by this prospectus may be sold at fixed prices or prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” beginning on page 20.

Credit Suisse First Boston Limited and Goldman, Sachs & Co., both of which are selling securityholders under this prospectus, are registered broker-dealers and, thus, are deemed to be “underwriters” within the meaning of the Securities Act of 1933 (the “Securities Act”). When a selling securityholder or participating broker or dealer is deemed to be an “underwriter” within the meaning of the Securities Act, any profit on the sale of the securities by the selling securityholder and any commission or discounts received by that broker or dealer may be deemed to be underwriting compensation under the Act.

Investing in these securities involves substantial risks. See the section entitled “ Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 14, 2005

You should rely only on the information contained or incorporated or deemed to be incorporated by reference into this prospectus. AE has not authorized anyone to provide you with different information. The information contained in this prospectus speaks only as of the date of this prospectus and the information in the documents incorporated or deemed to be incorporated by reference into this prospectus speaks only as of the respective dates those documents were filed with the Securities and Exchange Commission (the “SEC”). This prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that AE filed with the SEC under which the selling securityholders may offer from time to time up to 24,749,129 shares of our common stock in one or more offerings. If required, each time a selling securityholder offers common stock, in addition to this prospectus, AE will provide you with a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. To the extent that any statement that AE makes in a prospectus supplement is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in a prospectus supplement. You should read this prospectus and any prospectus supplement as well as additional information described under “Where You Can Find More Information” and “Incorporation of Documents by Reference.”

References in this prospectus to “Allegheny,” “we,” “us” or “our” refer to Allegheny Energy, Inc. and its consolidated subsidiaries. References in this prospectus to “AE” refer to Allegheny Energy, Inc.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this prospectus and the documents incorporated by reference herein contain a number of forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “expect,” “project,” “intend,” “plan,” “believe” and words and terms of similar substance used in connection with any discussion of future plans, actions or events may identify forward-looking statements. These include statements with respect to:

•	regulation and the status of retail generation service supply competition in states served by the Distribution Companies (as defined herein);

•	financing plans;

•	demand for energy and the cost and availability of raw materials, including coal;

•	provider of last resort and power supply contracts;

•	results of litigation;

•	results of operations;

•	internal controls and procedures;

•	capital expenditures;

•	status and condition of plants and equipment; and

•	regulatory matters.

Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not differ materially from expectations. Actual results have varied materially and unpredictably from past expectations.

Factors that could cause actual results to differ materially include, among others, the following:

•	changes in the price of power and fuel for electric generation;

•	general economic and business conditions;

•	changes in access to capital markets;

•	complications or other factors that make it difficult or impossible to obtain necessary lender consents or regulatory authorizations on a timely basis;

•	environmental regulations;

•	the results of regulatory proceedings, including proceedings related to rates;

•	changes in industry capacity, development and other activities by our competitors;

•	changes in the weather and other natural phenomena;

•	changes in the underlying inputs and assumptions, including market conditions, used to estimate the fair values of commodity contracts;

•	changes in laws and regulations applicable to Allegheny, its markets or its activities;

•	the loss of any significant customers or suppliers;

•	dependence on other electric transmission and gas transportation systems and their constraints or availability;

•	changes in PJM Interconnection, L.L.C., a regional transmission organization (“PJM”) market rules, including changes to participant rules and tariffs;

•	the effect of accounting guidance issued periodically by accounting standard-setting bodies and accounting issues facing our organization; and

•	the continuing effects of global instability, terrorism and war.

ALLEGHENY ENERGY, INC.

We are the parent holding company of an integrated energy business. Through our seven principal operating subsidiaries, we own and operate electric generation facilities and deliver electric and natural gas service to approximately four million people throughout Pennsylvania, West Virginia, Maryland, Virginia and Ohio. Our business consists of two segments: (i) generation and marketing and (ii) delivery and services.

Our generation and marketing segment owns, operates and manages regulated and unregulated electric generation capacity. This segment comprises the majority of our power generation operations. We conduct the operations of this segment principally through three of our subsidiaries: Allegheny Energy Supply Company, LLC (“AE Supply”), Monongahela Power Company (“Monongahela”) and Allegheny Generating Company (“AGC”). AE Supply is an unregulated energy company that owns, operates and manages electric generation facilities. AE Supply also purchases and sells energy and energy-related commodities, although it no longer engages in speculative trading. Monongahela owns generation capacity in West Virginia and Pennsylvania, and its West Virginia generation assets are included in this segment. AE Supply and Monongahela co-own AGC, whose sole asset is a 40% undivided interest in a pumped-storage hydroelectric station in Bath County, Virginia and its connecting transmission facilities.

Our delivery and services segment includes our electric and natural gas transmission and delivery (“T&D”) operations. The principal subsidiaries operating in this segment are Monongahela, The Potomac Edison Company (“Potomac Edison”) and West Penn Power Company (“West Penn,” and, together with Monongahela and Potomac Edison, the “Distribution Companies”). Each of the Distribution Companies is a public utility company doing business under the Allegheny Power trade name. In addition, our delivery and services segment includes Allegheny Ventures, Inc., which engages in telecommunications and unregulated energy-related projects. With the exception of Monongahela’s West Virginia generation assets (which are included in the generation and marketing segment), the Distribution Companies do not produce their own power. The Distribution Companies primarily service rural and suburban areas.

The rates we charge our retail customers are subject to state regulation and approval in the states in which we operate. We are a registered holding company under the Public Utility Holding Company Act of 1935 (“PUHCA”).

Recent Tender Offer

On March 23, 2005, AE and the Trust filed an Issuer Tender Offer Statement on Schedule T-O with the SEC and commenced a tender offer for the preferred securities. We offered the holders of the preferred securities the right to receive, for each $1,000 in liquidation amount of preferred securities tendered for conversion, 83.33 shares of AE’s common stock, subject to any applicable anti-dilution adjustments, and $160.00 in cash. We also solicited consents from the holders of the preferred securities to remove substantially all of the restrictive covenants in the related indenture. The tender offer and consent solicitation expired at midnight, New York City time, on April 20, 2005. AE and the Trust accepted for tender $295.0 million in liquidation amount of preferred securities. The holder of the remaining $5.0 million in liquidation amount of preferred securities converted its preferred securities into 416,650 shares of AE common stock as of May 3, 2005.

* * *

We were incorporated in Maryland in 1925. Our principal executive offices are located at 800 Cabin Hill Drive, Greensburg, Pennsylvania 15601, and our telephone number at that address is (724) 837-3000.

RISK FACTORS

An investment in any of the securities offered by this prospectus involves a number of risks. You should carefully consider the following information about these risks, together with the other information contained or incorporated by reference in this prospectus, before investing in these securities. Any of the risks described below could result in a significant or material adverse effect on our results of operations or financial condition and a corresponding decline in the market price of our common stock.

Risks Relating to Regulation

We are subject to substantial governmental regulation. Compliance with current and future regulatory requirements and procurement of necessary approvals, permits and certificates may result in substantial costs to us.

We are subject to substantial regulation from federal, state and local regulatory agencies. We are required to comply with numerous laws and regulations and to obtain numerous authorizations, permits, approvals and certificates from governmental agencies. These agencies regulate various aspects of our business, including customer rates, service regulations, retail service territories, generation plant operations, sales of securities, asset sales and accounting policies and practices.

We are also subject to regulation by the SEC under PUHCA, which imposes a number of restrictions on the operations of registered utility holding companies and their subsidiaries. These restrictions include a requirement that, subject to a number of exceptions, the SEC approve in advance securities issuances, financings, acquisitions and dispositions of utility assets, or of securities of utility companies, and acquisitions by utility companies of other businesses. With limited exceptions, PUHCA requires that transactions between affiliated companies in a registered holding company system be performed at cost. As a result of the recent enactment of the Energy Policy Act of 2005 (the “Energy Policy Act”), PUHCA will be repealed in February 2006. Nevertheless, we will continue to be subject to substantial regulation, including increased authority of FERC. FERC will exercise certain powers over the electric utility subsidiaries of formerly registered holding companies like Allegheny that have been preempted by the SEC’s powers under PUHCA. These powers include authority over the issuance of certain securities and the assumption of certain liabilities.

We cannot predict the impact of any future revision or changes in interpretations of existing regulations or the adoption of new laws and regulations applicable to us, including the Energy Policy Act. Changes in regulations or the imposition of additional regulations could influence our operating environment and may result in substantial costs to us.

Our costs to comply with environmental laws are significant, and the cost of compliance with present and future environmental laws could adversely affect our cash flow and profitability.

Our operations are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, natural resources and site remediation. Compliance with these laws and regulations may require us to expend significant financial resources to, among other things, meet air emission standards, conduct site remediation, perform environmental monitoring, purchase emission allowances, use alternative fuels and modulate operations of our generation facilities in order to reduce emissions. If we fail to comply with applicable environmental laws and regulations, even if we are unable to do so due to factors beyond our control, we may be subject to civil liabilities or criminal penalties and may be required to incur significant expenditures to come into compliance. Alleged violations of environmental laws and regulations may require us to expend significant resources defending ourselves against these claims.

New environmental laws and regulations, or new interpretations of existing laws and regulations, could impose more stringent limitations on our generation operations or require us to incur significant additional costs.

Applicable standards under the United States Environmental Protection Agency’s (the “EPA”) New Source Review (“NSR”) initiatives remain in flux. Under the Clean Air Act of 1970 (the “Clean Air Act”), modification of our generation facilities in a manner that causes increased emissions could subject our existing facilities to the far more stringent NSR standards applicable to new facilities. The EPA has taken the view that many companies, including many energy producers, have been modifying emissions sources in violation of NSR standards in connection with work believed by the companies to be routine maintenance.

On May 20, 2004, AE, AE Supply, Monongahela and West Penn received a Notice of Intent to Sue from the Attorneys General of Connecticut, New Jersey and New York and the Pennsylvania Department of Environmental Protection (the “PA DEP”) alleging that they made major modifications to some of their coal-fired generation facilities in West Virginia and Pennsylvania in violation of the Prevention of Significant Deterioration provisions of the Clean Air Act. On September 8, 2004, AE, AE Supply, Monongahela and West Penn received a separate Notice of Intent to Sue from the Maryland Attorney General that essentially mirrored the previous Notice.

AE Supply and Monongahela filed a declaratory judgment action against the Attorneys General of New York, Connecticut and New Jersey in federal district court in West Virginia on January 6, 2005 (the “West Virginia DJ Action”). This action requests that the court declare that AE Supply’s and Monongahela’s coal-fired power plants in West Virginia and Pennsylvania are in compliance with the Clean Air Act. The Attorneys General have filed a motion to dismiss the declaratory judgment action. It is possible that the EPA and other state authorities may join in the current declaratory judgment action or, if it is dismissed, a new action filed by the Attorneys General.

On June 28, 2005, the PA DEP and the Attorneys General of New York, New Jersey, Connecticut and Maryland filed suit against AE, AE Supply and the Distribution Companies in the United States District Court for the Western District of Pennsylvania (“PA Enforcement Action”). This action alleges NSR violations under the federal Clean Air Act and the Pennsylvania Air Pollution Control Act at the Hatfield’s Ferry, Armstrong and Mitchell facilities in Pennsylvania. The PA Enforcement Action appears to raise the same issues regarding Allegheny’s Pennsylvania plants that are before the federal District Court in the West Virginia DJ Action, except that the PA Enforcement Action also includes the PA DEP and the Maryland AG. If the Attorneys General’s motion to dismiss the West Virginia DJ Action is denied, Allegheny plans to file a motion to stay the PA Enforcement Action or have the PE Enforcement Action transferred to and consolidated with the West Virginia DJ Action.

In December 2004, Pennsylvania adopted Renewable Portfolio Standard legislation. The new legislation requires that, by 2020, 18% of the energy used in Pennsylvania be derived from renewable and alternative sources. The new legislation includes a five-year exemption from this requirement for companies, such as the Distribution Companies, that are operating within transition periods under the current regulations governing the transition to market competition in Pennsylvania. The full requirement will apply to those companies when the applicable transition periods end. The legislation also includes a provision that will allow the Pennsylvania Public Utility Commission to modify or eliminate these obligations if alternative energy sources are not reasonably available. Similar legislation has been adopted in Maryland. The Maryland law goes into effect on the later of the termination of the applicable transition period or July 1, 2006.

In addition, we incur costs to obtain and comply with a variety of environmental permits, licenses, inspections and other approvals. If there is a delay in obtaining any required environmental regulatory approval, or if we fail to obtain, maintain or comply with any required approval, operations at affected facilities could be halted or subjected to additional costs.

Shifting state and federal regulatory policies impose risks on our operations and capital structure.

Our operations are subject to evolving regulatory policies, including initiatives regarding deregulation of the production and sale of electricity and the restructuring of transmission regulation. State or federal regulators may also take regulatory action as a result of the power outages that affected the Northeast and Midwest United States and Canada in August 2003. Any new requirements arising from these actions could lead to increased operating expenses and capital expenditures, the amount of which cannot be predicted at this time.

The continuation of below-market retail rate caps beyond the original scheduled end of transition periods could have adverse consequences for us. In the absence of a long-term power supply contract with a power generator, the Distribution Companies must purchase their power requirements at negotiated or market prices, whether from AE Supply or an alternative supplier. If retail rates are capped below the prices at which the Distribution Companies can obtain power, the power will be sold at a loss. Legislators, regulators and consumer and other groups have sought to extend retail rate regulation in the states in which the Distribution Companies do business through a variety of mechanisms, including through the extension of the current rate cap regimes, which are set below current market prices. We cannot predict to what extent these efforts will be successful.

Delays, discontinuations or reversals of electricity market restructurings in the markets in which we operate could have a material adverse effect on our results of operations and financial condition. At a minimum, these types of actions raise uncertainty concerning the continued development of competitive power markets. Given our multi-state operations and asset base, re-regulation of restructured obligations could prove intricate and time-consuming and could lead to complications within our capital structure.

In addition, as a result of the Federal Energy Regulatory Commission’s (“FERC”) efforts to implement a long-term rate design for the Midwest and Mid-Atlantic regions, the Distribution Companies may not fully recover their transmission costs and may have costs shifted to them from other transmission owners. Due to capped rates and the timing of state rate cases, the Distribution Companies may not be able to pass through increased transmission costs to these retail customers for some period of time.

Risks Related to our Substantial Debt

Covenants contained in our principal financing agreements restrict our operating, financing and investing activities.

Our principal financing agreements contain restrictive covenants that limit our ability to, among other things:

•	borrow funds;

•	incur liens and guarantee debt;

•	enter into a merger or other change of control transaction;

•	make investments;

•	prepay debt;

•	amend contracts; and

•	pay dividends and other distributions on our equity securities.

These agreements limit our ability to implement strategic decisions, including our ability to access capital markets or sell assets without using the proceeds to reduce debt. In addition, we are required to meet certain financial tests under some of our loan agreements, including interest coverage ratios and leverage ratios. Our failure to comply with the covenants contained in our financing agreements could result in an event of default, which could materially and adversely affect our financial condition.

Our substantial debt could adversely affect our ability to operate successfully and meet contractual obligations.

We are substantially leveraged. One of our principal challenges is to manage our debt while continuing the long-term process of reducing the amount of our debt. At June 30, 2005, we had approximately $4.4 billion of debt on a consolidated basis (including discontinued operations). Approximately $422 million of that amount represented our obligations, $2.53 billion represented debt of AE Supply and AGC and the remainder constituted debt of one or more of the Distribution Companies.

Our substantial debt could have important consequences to us. For example, it could:

•	make it more difficult for us to satisfy our obligations under the agreements governing our debt;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow for working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business, regulatory environment and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt;

•	limit our ability to borrow additional funds; and

•	increase our vulnerability to general adverse economic, regulatory and industry conditions.

We may be unable to engage in desired financing transactions.

We have substantial debt service obligations for the foreseeable future and may need to engage in refinancing and capital-raising transactions in order to pay interest and retire principal. We also may undertake other types of financing transactions in order to meet our other financial needs and increase our equity ratios. We may be unable to successfully complete financing transactions due to a number of factors, including:

•	our equity ratios, which are below the minimum levels required under our PUHCA financing authorizations;

•	our credit ratings, most of which are currently below investment grade;

•	our overall financial condition and results of our operations; and

•	volatility in the capital markets.

We currently anticipate that, in order to repay the principal of our outstanding debt, we may undertake one or more financing alternatives, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or raising additional capital. We cannot assure you that we can complete any of these types of financing transactions on terms satisfactory to us or at all, that any financing transaction would enable us to pay the interest or principal on our debt or meet our other financial needs or that any of these alternatives would be permitted under the terms of the agreements governing our outstanding debt.

Our credit ratings and trading market liquidity may make it difficult for us to hedge our physical power supply commitments and resource requirements.

While we have made significant progress retiring unnecessary positions in the Western U.S. and other energy markets, our current credit ratings, together with a lack of market liquidity have made it difficult for us to retire a small number of remaining energy market positions. Market liquidity has significantly declined over the past three years. Absent a return to more liquid levels combined with an improvement in our credit ratings, it may not be possible for us to retire these remaining positions.

Our credit position has also made it difficult for us to hedge our power supply obligations and fuel requirements. In the absence of effective hedges for these purposes, we must satisfy power shortfalls in the spot markets, which are volatile and can be more costly than expected.

Our risk management, wholesale marketing, fuel procurement and energy trading activities, including our decisions to enter into power sales or purchase agreements, rely on models that depend on judgments and assumptions regarding factors such as the future market prices and demand for electricity and other energy-related commodities. Even when our policies and procedures are followed and decisions are made based on these models, our financial position and results of operations may be adversely affected if the judgments and assumptions underlying those models prove to be inaccurate.

Risks Relating to our Operations

Our generation facilities are subject to unplanned outages and significant maintenance requirements.

The operation of power generation facilities involves many risks, including the risk of breakdown or failure of equipment, fuel interruption and performance below expected levels of output or efficiency. If our facilities, or the facilities of other parties upon which we depend, operate below expectations, we may lose revenues, have increased expenses or fail to receive the amount of power for which we have contracted.

Many of our facilities were originally constructed many years ago. Older equipment, even if maintained in accordance with good engineering practices, may require significant capital expenditures to operate at peak efficiency or availability. If we underestimate required maintenance expenditures or are unable to make required capital expenditures due to liquidity constraints, we risk incurring more frequent unplanned outages, higher than anticipated maintenance expenditures, increased operation at higher cost of some of our less efficient generation facilities and the need to purchase power from third parties to meet our supply obligations.

Our operating results are subject to seasonal and weather fluctuations.

Electrical power generation is generally a seasonal business, and weather patterns can have a material impact on our operating performance. Demand for electricity peaks during the summer and winter months, and market prices typically also peak during these times. During periods of peak demand, the capacity of our generation facilities may be inadequate, which could require us to purchase power at a time when the market price for power is very high. In addition, although the operational costs associated with the delivery and services segment are not weather-sensitive, the segment’s revenues are subject to seasonal fluctuation. Accordingly, our annual results and liquidity position may depend disproportionately on our performance during the winter and summer.

Our revenues, costs and results of operations are subject to other risks beyond our control, including, but not limited to, accidents, storms, natural catastrophes and terrorism.

Much of the value of our business consists of our portfolio of power generation and T&D assets. Our ability to conduct our operations depends on the integrity of these assets. The cost of repairing damage to our facilities due to storms, natural disasters, wars, terrorist acts and other catastrophic events may exceed reserves or insurance, if any, for repairs, which may adversely impact our results of operations and financial condition. Although we have taken, and will continue to take, reasonable precautions to safeguard these assets, we cannot assure you that our facilities will not face damage or disruptions or that we will have sufficient reserves or insurance to cover the cost of repairs. In addition, in the current geopolitical climate, enhanced concern regarding the risks of terrorism throughout the economy may impact our operations in unpredictable ways. Insurance coverage may not cover costs associated with any of these risks adequately or at all.

The terms of AE Supply’s power sale agreements with the Distribution Companies could require AE Supply to sell power below its costs or prevailing market prices or require the Distribution Companies to purchase power at a price above which they can sell power.

In connection with regulations governing the transition to market competition, the Distribution Companies are required to provide electricity at capped rates to retail customers who do not choose an alternate electricity generation supplier or who return to utility service from alternate suppliers. The Distribution Companies satisfy the majority of these obligations by purchasing power from AE Supply under long-term agreements. Those agreements provide for the supply of a significant portion of the Distribution Companies’ energy needs at the mandated capped rates and for the supply of a specified remaining portion at rates based on market prices. The amount of energy priced at market rates increases over each contract term. The majority of AE Supply’s normal operating capacity is dedicated to these contracts with the Distribution Companies.

These power supply agreements present risks for both AE Supply and the Distribution Companies. At times, AE Supply may not earn as much as it otherwise could by selling power priced at capped rates to the Distribution Companies instead of into competitive wholesale markets. In addition, AE Supply’s obligations under these power supply agreements could exceed its available generation capacity, which may require AE Supply to buy power at prices that are higher than the sale prices in the power supply agreements. Changes in customer switching behavior could also alter AE Supply’s obligations under these agreements. Conversely, the Distribution Companies’ capped rates may be below current wholesale market prices through the applicable transition periods. As a consequence, the Distribution Companies may at times pay more for power than they can charge retail customers and may be unable to pass the excess costs on to their retail customers.

The supply and price of fuel and emissions credits may impact our financial results.

We are dependent on coal for much of our electric generation capacity. We have coal supply contracts in place that partially mitigate our exposure to negative fluctuations in coal prices. We cannot assure you, however, that the counterparties to these agreements will fulfill their obligations to supply coal. The suppliers under these agreements may experience financial or technical problems that inhibit their ability to fulfill their obligations. In addition, the suppliers under these agreements may not be required to supply coal to us under certain circumstances, such as in the event of a natural disaster. If we are unable to obtain our coal requirements under these contracts, we may be required to purchase coal at higher prices, which could have a material adverse effect on our financial condition, cash flow and results of operations.

We estimate that we will not be required to purchase SO2 allowances for 2005 or 2006. Based on current forecasts, we estimate that we may be required to purchase an average of less than 50,000 tons per year for 2007 and 2008. Our allowance needs, to a large extent, are affected at any given time by the amount of output produced, and the type of fuel used, by our generation facilities, as well as the implementation of environmental controls. Therefore, there can be no assurance that our need to purchase SO2 allowances for these periods will not vary from current estimates. Fluctuations in the availability or cost of emission allowances could have a material adverse effect on our results of operations, cash flows and financial condition.

We are currently involved in significant litigation that, if not decided favorably to us, could materially adversely affect our results of operations, cash flows and financial condition.

We are currently involved in a number of lawsuits, including lawsuits relating to breach of contract and our involvement in the energy trading business. We intend to vigorously pursue these matters, but the results of these lawsuits cannot be determined. Adverse outcomes in these lawsuits could require us to make significant expenditures and could have a material adverse effect on our results of operations, cash flows and financial condition.

The Distribution Companies and other of our subsidiaries are and may become subject to legal claims arising from the presence of asbestos or other regulated substances at some of their facilities.

The Distribution Companies have been named as defendants in pending asbestos litigation involving multiple plaintiffs and multiple defendants. In addition, asbestos and other regulated substances are, and may continue to be, present at Allegheny-owned facilities where suitable alternative materials are not available. We believe that any remaining asbestos at Allegheny-owned facilities is contained. The continued presence of asbestos and other regulated substances at Allegheny-owned facilities, however, could result in additional actions being brought against us.

We may be required to make significant contributions to satisfy underfunded pension liabilities and to fund postretirement benefits other than pensions.

Our underfunded pension liabilities have increased in recent periods due to declining interest rates and financial market performance and because of the implementation of early retirement initiatives to reduce headcount. We made a total contribution to pension plans during 2004 of $27.7 million, including $0.3 million to the Supplemental Executive Retirement Plan (the “SERP”). We contributed approximately $28.4 million to our pension plans during the six months ended June 30, 2005, including a voluntary contribution of $0.2 million to the SERP. We anticipate contributing a total amount of approximately $58.1 million to our pension plans in 2005, including $0.3 million to the SERP. However, these anticipated mandatory contributions will change in the future if our assumptions regarding prevailing interest rates change, if actual investments under-perform or out-perform expectations or if actuarial assumptions or asset valuation methods change.

We contributed $28.1 million to our postretirement benefits other than pensions in 2004. We contributed $11.6 million to our postretirement benefits other than pensions in the six months ended June 30, 2005 and currently anticipate contributing a total amount ranging from $23.5 million to $28.0 million to fund postretirement benefits other than pensions during 2005.

Changes in PJM market policies and rules may impact our financial results.

Substantially all of our generation assets and power supply obligations are located within the PJM market. Any changes in PJM policies or market rules, including changes that are currently under consideration by FERC, could adversely affect our financial results.

Energy companies are subject to adverse publicity, which may make us vulnerable to negative regulatory and litigation outcomes.

The energy sector has been the subject of highly-publicized allegations of misconduct. Negative publicity of this nature may make legislatures, regulatory authorities and tribunals less likely to view energy companies favorably, which could cause them to make decisions or take actions that are adverse to us. Power outages, such as those that affected the Northeast and Midwest United States and Canada in August 2003, could exacerbate negative sentiment regarding the energy industry.

We are dependent on our ability to successfully access capital markets. An inability to access capital may adversely affect our business.

We rely on access to the capital markets as a source of liquidity and to satisfy any of our capital requirements that are not met by the cash flow from our operations. Capital market disruptions, or a downgrade in our credit ratings, could increase our cost of borrowing or could adversely affect our ability to access one or more financial markets. Disruptions to the capital markets could include, but are not limited to:

•	a recession or an economic slowdown;

•	the bankruptcy of one or more energy companies or highly-leveraged companies;

•	significant increases in the prices for oil or other fuel;

•	a terrorist attack or threatened attacks;

•	a significant transmission failure; or

•	changes in technology.

Risks Relating to our Internal Controls and Procedures and Operational Enhancements

Our internal controls and procedures have been substantially deficient, and we continue to expend significant resources to improve internal controls and procedures.

In August 2002, our independent registered public accounting firm, PricewaterhouseCoopers LLP (“PwC”), advised us that it considered AE’s and its subsidiaries’ internal controls to have material weaknesses. The term “material weakness” refers to an organization’s internal control deficiency in which the design or operation of a component of internal control does not reduce to a relatively low level the risk that a material misstatement may be contained in the organization’s financial statements. In March 2004, PwC advised AE’s Audit Committee that although management had made significant progress in addressing the specific control weaknesses previously identified, not all of these deficiencies had been remedied and certain internal control weaknesses remained. In September 2004, PwC advised AE’s Audit Committee that certain material weaknesses remained and required remediation. As of December 31, 2004, these material weaknesses had been remediated, although some deficiencies remained. We intend to expend additional resources to further improve our internal controls.

Refocusing our business subjects us to risks and uncertainties.

Since late 2002, we have been reassessing the business environment, our position within the energy industry and our relative strengths and weaknesses. As a result of this reassessment, we have implemented significant changes to our operations as part of our overall strategy to function as an integrated utility company, to the extent practicable and permissible under relevant regulatory constraints. For example, we have reduced the size of our workforce and made substantial changes to senior management. Additional changes to our business will be considered as management seeks to strengthen financial and operational performance. These changes may be disruptive to our established organizational culture and systems. In addition, consideration and planning of strategic changes diverts management attention and other resources from day to day operations.

We may engage in sales of assets and businesses; however, market conditions and other factors may hinder this strategy.

We may continue to sell non-core assets. Sales prices for energy assets and businesses could fluctuate due to prevailing conditions. Asset sales under poor market conditions could result in substantial losses. Buyers also may find it difficult to obtain financing to purchase these assets. As part of any asset sale, we face challenges associated with valuing the assets correctly and limiting our environmental or other retained liabilities. These transactions also may divert management attention and other resources from day to day operations.

Several factors specific to us could make asset sales particularly challenging. We are subject to regulatory approvals, as are potential purchasers. These approvals can impose delays and structuring complications on asset sale transactions. Potential buyers may be reluctant to enter into agreements to purchase assets from us if they believe that required consents and approvals will result in significant delays or uncertainties in the transaction process.

We may fail to realize the benefits that we expect from our cost-savings initiatives.

We have undertaken and expect to continue to undertake cost-savings initiatives. However, we cannot assure you that we will realize on-going cost savings or any other benefits from these initiatives. Even if we realize the benefits of our cost savings initiatives, any cash savings that we achieve may be offset by other costs, such as environmental compliance costs and higher fuel, operating and maintenance costs, or could be passed on to customers through revised rates. Staff reductions may reduce our workforce below the level needed to effectively manage our business and service our customers. Our failure to realize the anticipated benefits of our cost-savings initiatives could have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to our Common Stock

Our stock price may be volatile.

In recent years, the stock market has experienced significant price and volume fluctuations that are often unrelated to the operating performance of specific companies. Our market price may fluctuate based on a number of factors, including:

•	our operating performance and the performance of other utilities;

•	news announcements relating to us, our industry or our competitors;

•	changes in earnings estimates or recommendations by research analysts;

•	changes in general economic conditions;

•	the number of shares to be publicly traded after this offering;

•	dilution caused by the future exercise of securities convertible into shares of our common stock;

•	actions of our current stockholders; and

•	other developments affecting us, our industry or our competitors.

Future sales of common stock may affect the market price of our common stock.

We cannot predict what effect, if any, future sales of our common stock, or the availability of common stock for future sale, will have on the market price of our common stock. Sales of substantial amounts of our common stock in the public market following any public offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common shares at a time and price which you deem appropriate.

USE OF PROCEEDS

All of the securities offered hereby are being sold by the selling securityholders. AE will not receive any proceeds from the sale of the securities by the selling securityholders.

SELLING SECURITYHOLDERS

The selling securityholders listed below are the selling securityholders under this prospectus. The following table sets forth information, as of July 31, 2005 with respect to the selling securityholders named below and the securities owned by each selling securityholder that may be offered pursuant to this prospectus, together with the number of shares of common stock owned by each selling securityholder prior to this offering.

Each selling securityholder listed below may, under this prospectus, from time to time offer and sell the securities listed below opposite its name. Prior to any use of this prospectus in connection with an offering of these securities by a beneficial owner not listed as a selling securityholder below or its transferee, pledgee, donee or other successor, this prospectus will be supplemented to set forth the name and information with respect to that person.

	Number of Shares Beneficially Owned Prior to the Offering (1)		Maximum Number of Shares to be Offered Hereby	Number of Shares Beneficially Owned After the Offering (2)
Selling Stockholder	Number of Shares	Percentage of Class (3)		Number of Shares	Percentage of Class (3)
Alexandra Global Master Fund, Ltd. (4)	416,650	*	416,650	—	*
Barnet Partners Ltd. (5)	166,660	*	166,660	—	*
Black River Convertible Bonds & Derivatives FD Ltd. (6)	416,650	*	416,650	—	*
Credit Suisse First Boston Europe Limited (7)	5,208,125	3.2%	5,208,125	—	*
DBAG Managed Account (QVT) (8)	452,648	*	452,648	—	*
Deutsche Bank AG (9)	416,650	*	416,650	—	*
The Drake Offshore Master Fund Ltd. (10)	2,083,250	1.3%	2,083,250	—	*
Global Bermuda Limited Partnership (11)	166,660	*	166,660	—	*
Goldman, Sachs & Co. (12)	6,166,420	3.7%	6,166,420	—	*
Highbridge International LLC (13)	1,041,625	*	1,041,625	—	*
Hollowbattle & Co. (14)	333,320	*	333,320	—	*
Lakeshore International, Ltd. (15)	666,640	*	666,640	—	*
Polygon Global Opportunity Master Fund (16)	833,300	*	833,300	—	*
QVT Fund LP (17)	1,880,591	1.1%	1,880,591	—	*
Rabobank Capital Services Inc. (18)	3,333,200	2.0%	3,333,200	—	*
St. Albans Partners Ltd. (19)	333,320	*	333,320	—	*
Windmill Master Fund, L.P. (20)	833,300	*	833,300	—	*
Total	24,749,009	15.0%	24,749,009	—	*

* Less than 1%

1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to securities exercisable or convertible into shares of common stock that are currently exercisable or exercisable within 60 days of July 31, 2005 are deemed to be beneficially owned by the person holding the securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. This information has been obtained from the selling securityholders and we have not independently verified this information. None of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or, insofar are we are aware, any of our predecessors or affiliates.

2)	Because the selling securityholders may offer all or some portion of the securities listed above pursuant to this prospectus or otherwise, no estimate can be given as to the amount or percentage of such securities that will be held by the selling securityholders upon termination of this offering.
3)	The applicable percentage of ownership is based on 162,762,319 shares of common stock outstanding as of August 19, 2005, together with securities exercisable or convertible into 2,605,672 shares of common stock within 60 days of August 19, 2005.
4)	Alexandra Investment Management, LLC (“Alexandra”) serves as investment adviser to Alexandra Global Master Fund, LTD and has voting power and investment control over the securities listed above for this securityholder. Mikhail A. Filimonov and Dimitri Sogoloff are managing members of Alexandra. Alexandra and Messrs. Filimonov and Sogoloff disclaim beneficial ownership of the securities.
5)	Camden Asset Management, L.P. (“Camden”), which is a registered investment advisor, has voting and investment control over the securities listed for Barnet Partners Ltd. Camden disclaims beneficial ownership of these securities.
6)	Black River Asset Management is a registered investment advisor for Black River Convertible Bonds and Derivatives Fund LTD (“Black River”) and has voting and investment control over the securities listed for Black River. Black River Asset Management disclaims beneficial ownership of the securities.
7)	Credit Suisse First Boston Europe Limited is a registered broker-dealer and, thus, is deemed to be an “underwriter” within the meaning of the Securities Act with respect to the securities listed above.
8)	DBAG Managed Account (QVT)(“DBAG”) is managed by Deutsche Bank AG—London Branch. Deutsche Bank AG is a widely held, publicly traded foreign issuer and the parent company of Deutsche Bank Securities, Inc. (“Deutsche Bank”), which is a registered broker-dealer. To our knowledge, at the time that the securities listed above for DBAG were acquired, DBAG did not have any agreements or understandings, directly or indirectly, to distribute the securities, and the securities were purchased in the ordinary course of business. Deutsche Bank and Deutsche Bank AG disclaim beneficial ownership of these securities.
9)	Deutsche Bank AG is a widely held, publicly traded foreign issuer and the parent company of Deutsche Bank (as defined above), which is a registered broker-dealer. To our knowledge, at the time that the securities listed above for Deutsche Bank AG were acquired, Deutsche Bank AG did not have any agreements or understandings, directly or indirectly, to distribute the securities, and the securities were purchased in the ordinary course of business. Deutsche Bank disclaims beneficial ownership of these securities.
10)	Drake Management LLC (“Drake Management”) is the investment manager of The Drake Offshore Master Fund Ltd. and has voting and investment control over the securities listed above for this securityholder. Mr. Darren Clipston and Mr. Anthony Faillace, employees of Drake Management, share voting and investment control over the securities. Drake Management and Messrs. Cliptson and Faillace disclaim beneficial ownership of the securities.
11)	John Brandenborg and Michael Frey have voting and investment control over the securities listed above for Global Bermuda Limited Partnership. Messrs. Brandenborg and Frey disclaim beneficial ownership of the securities.
12)	Goldman, Sachs & Co. (“Goldman”) is a registered broker-dealer and a subsidiary of The Goldman Sachs Group, Inc., a widely held, publicly traded company. Goldman is deemed to be an “underwriter” within the meaning of the Securities Act with respect to the securities listed above for Goldman.
13)	Glenn Dupin and Henry Swieca, principals of Highbridge Capital Management (“Highbridge Capital”), trading advisor to HighBridge International LLC, have voting and investment control over the securities listed above for HighBridge International LLC. HighBridge International LLC is affiliated with broker-dealers. To our knowledge, at the time that the securities were acquired, Highbridge Capital did not have any agreements or understandings, directly or indirectly, to distribute the securities, and the securities were purchased in the ordinary course of business. Highbridge Capital and Messrs. Dupin and Swieca disclaim beneficial ownership of the securities.
14)	Camden, which is a registered investment advisor, has voting and investment control over the securities listed for Barnet Partners Ltd. Camden disclaims beneficial ownership of these securities.
15)

John Brandenborg and Michael Frey have voting and investment control over the securities listed for Lakeshore International, Ltd. Messrs. Brandenborg and Frey disclaim beneficial ownership of the securities.

16)	The Board of Directors of Polygon Global Opportunities Master Fund (“Polygon”), which includes Alex Jackson, Bryan Knief, Brandon Jones, Erik Casperson, Greville Ward and Reade Griffith, has voting and investment control over the securities listed for Polygon. The foregoing individuals disclaim beneficial ownership of the securities.
17)	Management of QVT Fund LP is vested in its general partner, QVT Associates GP LLC. QVT Associates GP LLC has appointed QVT Financial LP as the investment manager for QVT Fund LP. Accordingly, QVT Financial LP has voting and investment control over the securities held by QVT Fund LP. QVT Financial GP LLC is the general partner of QVT Financial LP and as such has complete discretion in the management and control of the business affairs of QVT Financial LP. The managing members of QVT Financial GP LLC are Daniel Gold, Lars Bader, Tracy Fu and Nicholas Brumm. Each of QVT Financial LP, QVT Financial GP LLC, Daniel Gold, Lars Bader, Tracy Fu and Nicholas Brumm disclaims beneficial ownership of the securities listed above for QVT Fund LP.
18)	Rabobank Capital Services, Inc. (“Rabobank Capital”) is an affiliate of Rabobank Securities USA, Inc. (“Rabobank Securities”), which is a registered broker-dealer. Both Rabobank Capital and Rabobank Securities are subsidiaries of Rabobank International, which is a widely held foreign issuer. To our knowledge, at the time that the securities listed above for Rabobank Caital were acquired, Rabobank Capital did not have any agreements or understandings, directly or indirectly, to distribute the securities, and the securities were purchased in the ordinary course of business.
19)	Camden, which is a registered investment advisor, has voting and investment control over the securities listed for Barnet Partners Ltd. Camden disclaims beneficial ownership of these securities.
20)	Duquesne Capital Management, LLC (“Duquesne Capital”) acts as investment manager for Windmill Master Fund, L.P. Stan Druckenmiller has voting and investment control over the securities listed for this selling security holder. Duquesne Capital and Mr. Druckenmiller disclaim beneficial ownership of the securities.

PLAN OF DISTRIBUTION

AE is registering the securities covered by this prospectus on behalf of the selling securityholders. The term “selling securityholders” as used in this section of the prospectus shall refer to the selling securityholders, or their pledgees, donees, transferees or any of their successors in interest. All costs, expenses and fees in connection with the registration of the securities offered hereby will be borne by AE. Brokerage commissions and similar selling expenses, if any, attributable to the sale of securities will be borne by the selling securityholders. Sales of securities may be effected by the selling securityholders from time to time in one or more types of transactions (which may include block transactions) on the NYSE or any other organized market or quotation system where the securities may be traded, in the over-the-counter market, in transactions other than on the NYSE or any other organized market or quotation system where the securities may be traded or the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the securities, through short sales of securities, or a combination of such methods of sale, at market prices prevailing at the time of sale or at negotiated prices. The securities may also be transferred pursuant to a gift or pledge. These transactions may or may not involve brokers or dealers. Each of the selling securityholders has advised AE that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of securities by the selling securityholders.

The selling securityholders may effect these transactions by selling securities directly to purchasers or to or through broker-dealers, which may act as agents or principals. Broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling securityholders and/or the purchasers of securities for whom the broker-dealers may act as agents or to whom they sell as principal or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling securityholders may enter into hedging transactions. For example, the selling securityholders may, among other things:

•	enter into transactions involving short sales of the securities by broker-dealers;

•	sell the securities themselves and deliver the securities registered hereby to settle short sales or to close out stock loans incurred in connection with their short positions;

•	enter into options or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of securities offered hereby, which securities the broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect the transaction);

•	loan or pledge the securities to a broker-dealer or other person, who may sell the loaned securities or, in the event of default, sell the pledged securities; or

•	any combination of the foregoing.

Because the selling securityholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling securityholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the NYSE pursuant to Rule 153 under the Securities Act. The anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to sales by the selling securityholders in the market. The selling securityholders and any underwriters, dealers or agents that participate in the distribution of the securities may be deemed to be underwriters, and any profit on the sale of the securities by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Credit Suisse First Boston Limited and Goldman, Sachs & Co., both of which are selling securityholders under this prospectus, are registered broker-dealers and, thus, are deemed to be “underwriters” within the meaning of the Securities Act. We are not aware of any underwriting plan or agreement, underwriters’ or dealers’ compensation or passive market-making or stability transactions involving the purchase or distribution of these securities by either of these selling securityholders.

The selling securityholders also may resell all or a portion of the securities in open market transactions in reliance upon and in compliance with Rule 144 under the Securities Act.

Upon being notified by a selling securityholder that any material arrangement has been entered into with a broker-dealer for the sale of securities through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, AE and the Trust will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of the selling securityholder and of the participating broker-dealer(s);

•	the number of securities involved;

•	the price at which the securities were sold;

•	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

•	that the broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

LEGAL MATTERS

The validity of the common stock offered by this prospectus is being passed on for us by DLA Piper Rudnick Gray Cary US LLP.

EXPERTS

The financial statements, financial statement schedules and management’s assessment of the effectiveness of internal control over financial reporting (which is included in “Management’s Report on Internal Control Over Financial Reporting”) incorporated in this prospectus by reference to Allegheny Energy, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF DOCUMENTS BY REFERENCE

We incorporate by reference into this prospectus information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, and later information that we file with the SEC will automatically update and supercede that information. This prospectus incorporates by reference the documents set forth below, that we have previously filed with the SEC. These documents contain important information about us and our financial condition.

The following documents, which we have previously filed with the SEC, are incorporated by reference:

•	our Annual Report on Form 10-K for the year ended December 31, 2004;

•	our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2005 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005;

•	our Proxy Statement on Schedule 14A for the May 12, 2005 annual meeting of stockholders; and

•	our Current Reports on Form 8-K filed on January 6, 2005, January 7, 2005, March 24, 2005, April 8, 2005, April 14, 2005, April 26, 2005, May 10, 2005, May 31, 2005, June 22, 2005, July 1, 2005, July 21, 2005, July 27, 2005 and August 18, 2005.

All documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus and prior to the termination of the offering of the securities shall also be deemed to be incorporated in this prospectus by reference.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:

Allegheny Energy, Inc.

Attention: Corporate Secretary

800 Cabin Hill Drive

Greensburg, Pennsylvania

(724) 837-3000

Exhibits to the filings will not be sent, unless those exhibits have been specifically incorporated by reference in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers who file electronically with the SEC. The address of that site is http://www.sec.gov. These reports, proxy statements and other information may also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005. General information about us, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and proxy statements, as well as any amendments and exhibits to those reports and statements, are available free of charge through our website at www.alleghenyenergy.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of these filings.

This prospectus is part of a registration statement that we have filed with the SEC relating to this offering. This prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules in accordance with the rules and regulations of the SEC. The statements this prospectus makes pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions and do not describe all exceptions and qualifications contained in those contracts, agreements or documents. You should read those contracts, agreements or documents for information that may be important to you. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its website.